SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 813-336

UBS AG

UBS IB Co-Investment

2001 Limited Partnership

UBS IB Co-Investment

2001 (No. 1) Feeder L.P.

(Names of Applicants)

c/o UBS AG

677 Washington Boulevard

Stamford, Connecticut 06901

(Address of principal office of Applicant)

AMENDMENT NO. 4 TO APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANT FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding

this Application and copies of all orders

should be addressed to the following persons:

Sarah Starkweather UBS AG 677 Washington Boulevard Stamford, Connecticut 06901	Leonard B. Mackey, Jr. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019

This Application consists of 42 pages.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant from Certain Provisions of that Act
X
In the Matter of	)
)
UBS AG	)
UBS IB Co-Investment	)
2001 Limited Partnership	)
UBS IB Co-Investment	)
2001 (No. 1) Feeder L.P.	)
677 Washington Boulevard	)
Stamford, Connecticut 06901)
X
File No. 813-336

I. Introduction

The undersigned applicant, UBS AG, a bank established under the laws of Switzerland, (“UBS AG”), has organized UBS IB Co-Investment Plan 2001 Limited Partnership, a Cayman Island limited partnership (“CLP1”), and UBS IB Co-Investment 2001 (No. 1) Feeder L.P., a Delaware limited partnership (“Feeder L.P.” and, together with CLP1 and UBS AG, the “Applicants”), and expects to organize from time to time one or more other investment vehicles under the laws of a state of the United States or under the laws of a non-U.S. jurisdiction (each of CLP1, Feeder L.P. and such other investment vehicle, a “Fund”) pursuant to which certain employees of UBS AG and its affiliates will be offered the opportunity to invest in certain investments. The Funds will be controlled by UBS AG within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”). The Applicants hereby apply pursuant to Sections 6(b) and 6(e) of the Act, for an order of the Securities and Exchange Commission (the “SEC”) exempting the Funds from all provisions of the Act except Section 9 and Sections 36 through 53, and the rules and regulations under the Act. With respect to Sections 17 and 30 of the Act and the rules and regulations thereunder, and Rule 38a-1 under the Act, the requested exemption is limited as set forth in this Application. No form having been prescribed by the SEC, the Applicants proceed under Rule 0-2.

The Funds are to be established to provide investment opportunities for highly compensated key employees, officers and directors of UBS AG and its affiliates as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (the “UBS Group”).1 They are designed primarily to create substantial capital appreciation opportunities that are competitive with those at other financial services firms for certain employees employed by the UBS Group, and to facilitate the recruitment and retention of high caliber professionals. Each Fund will be managed, operated and controlled by a general partner that is controlled, directly or indirectly, by UBS AG (a “General Partner”).2 The General Partner is responsible for the overall management of each Fund and will have the authority to make all decisions regarding the acquisition, management and disposition of Fund investments. The executive officers and directors, if any, of any General Partner of a Fund or of the entity controlling a General Partner of a Fund will be employees of the UBS Group, a majority of whom will be eligible to invest in a Fund. The General Partner of each Fund will provide the investors in such Fund (the “Investors”) with access to information concerning its operations and results as required by Condition 5 of this Application. The General Partner of each Fund will enter into service contracts with various service providers, and the General Partner of each Fund may delegate all management responsibility, including responsibility for investment decisions in respect of the Fund, to UBS AG, or another entity that is part of the UBS Group, as investment manager (the “Investment Manager”). In addition to investment opportunities that are brought to the attention of the Investment Manager by members of the UBS Group, the Investment Manager may,

[1]

UBS AG formed Feeder L.P., formed and offered interests in CLP1, and may form and offer interests in one or more other Funds before receiving an order of the SEC, in reliance on Rule 6b-1 under the Act.

[2]

If a form of organization other than a limited partnership is used, the functions of the General Partner will be performed by a corresponding entity or governing body. For example, if a Fund is organized as a limited liability company, the functions of the General Partner will be performed by the company’s managing member or, if organized as a corporation, such functions will be performed by a board of directors, all of whom will be employees of the UBS Group and a majority of whom will be eligible to invest in a Fund. References in this Application to a General Partner will, unless the context suggests otherwise, also be to the corresponding entity or governing body.

from time to time, be presented with investment opportunities by one or more investment advisers (the “Investment Advisers”) that are engaged by the Investment Manager that may be affiliated, or not affiliated, with UBS AG (any such non-affiliated Investment Adviser being referred to as an “Outside Investment Adviser”); however, the Investment Manager will have sole discretion whether a Fund invests in any such investment opportunity. In addition, if the Investment Manager elects to enter into side-by-side investments with any person that is not a member of the UBS Group, the Investment Manager will be permitted to engage as an Investment Adviser the Outside Investment Adviser responsible for the management of such side-by-side investment. In each of the foregoing cases, however, all decisions with respect to the purchase, holding or disposition of investments by each Fund will be made by either the General Partner or the Investment Manager alone and not by any Investment Adviser.

Whenever UBS AG, the General Partner or any other person acting for or on behalf of a Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person will act in the best interest of the Fund and its security holders and will exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders.

All persons who purchase interests in a Fund will be sophisticated investors who are able to fend for themselves without the benefit of regulatory safeguards, and with certain exceptions described below, will be required to meet the standards for “accredited investors” in Rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).

All Investors will be informed that (i) interests in a Fund will be sold in transactions exempt under Section 4(a)(2) or Regulation D of the 1933 Act, and (ii) the Funds will be exempt from most provisions of the Act and from the protections afforded by the Act.

In view of the access to information, investment sophistication and financial capacity of the Investors, concerns regarding overreaching and abuse of investors, which the Act was designed to prevent, will not be present. Accordingly, the Applicants believe that the relief requested is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. Statement of Facts

A. Background.

The UBS Group is one of the world’s leading financial firms. Based on assets under management, UBS AG is the world’s largest provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses, UBS AG is among the select bracket of major global houses. In Switzerland, UBS AG is the clear market leader in retail and corporate banking.

B. Organization of the Funds.

UBS AG expects to organize Funds from time to time. One or more separate, direct or indirect wholly owned subsidiaries of UBS AG may be created to serve as General Partner to one or more Funds. The directors of a General Partner of a Fund will be employees of the UBS Group, a majority of whom will be eligible to invest in a Fund. Each Fund will be either (i) a limited partnership, or (ii) a limited liability company, or (iii) a corporation or (iv) another appropriate entity, in each case organized under the laws of a state of the United States or of a jurisdiction outside the United States.3 Since a large portion of the Eligible Employees (as defined below) of the UBS Group reside outside of the United States, it is expected that most, if not all, of the Funds will be organized under the laws of jurisdictions outside of the United States for various tax, regulatory and other reasons.4 Each General Partner will be (i) a direct or indirect subsidiary of UBS AG, (ii) a limited partnership, the General Partner of which is a direct or indirect subsidiary of UBS AG, (iii) a limited liability company, the managing member of which is a direct or indirect subsidiary of UBS AG or (iv) another appropriate entity within the UBS Group.5 The Applicants, each Fund and each General Partner will comply with all of the terms and conditions of this Application.

[3]

In offering various investment programs to its Eligible Employees (as defined below), the UBS Group may also establish separate plans within the same Fund. The terms of these programs may differ from one another, but will be operated in a similar fashion in certain key respects, as described below. No sales load will be charged in connection with any investment program.

[4]

For tax, regulatory or other reasons, a Fund organized for employees residing in a particular country may have different terms than other Funds organized for employees residing in other countries, and Funds that are organized at different times are likely to have different terms. However, no organizational document for, and any other contractual arrangement regarding, a Fund will contain any provision which protects or purports to protect UBS AG, the General Partner or their delegates against any liability with respect to the Fund or its security holders to which such person would otherwise be subject by reason of willful malfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents. Moreover, all Funds will be subject to, and comply with, the terms and conditions of this Application.

[5]	UBS AG, the General Partner and any other person acting for or on behalf of a Fund will act in the best interests of the Fund and its security holders.

C. Purposes.

The Funds will be a series of investment companies established to enable certain current and former employees, officers and directors of the UBS Group who have been approved to purchase interests by UBS AG (together “Eligible Employees”), to participate in investment opportunities that come to the attention of the UBS Group either in the course of its investment banking, investment management and other businesses or otherwise and in which the UBS Group or collective investment funds or other client accounts managed by the UBS Group may act as a participant. Each Fund will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act.6

Participation by Eligible Employees in the Funds may allow them to diversify their investments or to participate in investments that might not otherwise be available to them or that might be beyond their individual means. Each Fund will allow the Investors to pool their investment resources and to receive the benefit of certain investment opportunities that come to the UBS Group’s attention without the necessity of each investor identifying and analyzing the investment merit of such opportunities. Participation in the Funds is voluntary; Eligible Employees will not be required to invest in the Funds.

D. Eligible Employees.

Interests in any Fund (“Interests”) will be offered without registration pursuant to a claim of exemption under
Section 4(a)(2) of the 1933 Act or Regulation D and will be sold only to

[6]

Section 2(a)(13) defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.” For tax or other reasons, employees may invest in a Fund through an intermediate vehicle formed for that purpose. Any such intermediate vehicle will be owned and controlled by Qualified Participants.

(i) Eligible Employees,7 (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees (“Qualified Family Members”), (iii) trusts or other investment vehicles established solely for the benefit of Eligible Employees or Qualified Family Members (“Qualified Investment Vehicles” and collectively with Eligible Employees and Qualified Family Members, “Qualified Participants”), or (iv) members of the UBS Group.8

To be an Eligible Employee, a person must be a current or former employee, officer or director of the UBS Group and must be either (i) an “accredited investor” as defined in Rule 501(a)(6) or 501(a)(5) of Regulation D as it may be amended under the 1933 Act (an “Accredited Investor”), or (ii) one of not more than 35 employees of the UBS Group who meets the salary and other requirements as described below (“Other Investors”).

Any Qualified Family Member who purchases an Interest must be an Accredited Investor. An Eligible Employee or a Qualified Family Member may purchase an Interest through a Qualified Investment Vehicle only if either (a) such investment vehicle is an “accredited investor”, as defined in Rule 501(a) of Regulation D under the 1933 Act, or (b) such Eligible Employee or Qualified Family Member is a settlor9 and principal investment decision-maker with respect to such investment vehicle.

To be an Other Investor, an employee, officer or director must at the time of investment in a Fund (x) be a “knowledgeable employee”, as defined in Rule 3c-5 under the Act, of such Fund (with the Fund treated as though it were a “Covered Company” for purposes of such Rule) or (y) have (i) a graduate degree in business, law or accounting, (ii) a minimum of five years of consulting, investment banking, legal or similar business experience and (iii) a reportable income

[7]	Of the approximately 71,000 employees of the UBS Group, only a small proportion will qualify as Eligible Employees.
[8]

Any member of the UBS Group which acquires Interests will be an “accredited investor”, as defined in Rule 501(a) of Regulation D under the 1933 Act. Members of the UBS Group acquiring Interests may do so for proprietary investment or other purposes, including in connection with compensation arrangements.

[9]	If such investment vehicle is an entity other than a trust, “settlor” shall be read to mean a person who created such vehicle, alone or together with others, and contributed funds to such vehicle.

from all sources in the two calendar years immediately preceding their participation of at least $100,000 and a reasonable expectation of income from all sources of at least $140,000 per year in each year in which the person invests in a Fund. No Other Investor qualified under the preceding clause (y) will be permitted to invest in any year more than 10% of such person’s income from all sources for the immediately preceding year in the aggregate in such Fund and in all other Funds in which such person has previously invested.

UBS AG must reasonably believe, before offering an Interest to an Eligible Employee or Qualified Family Member, that such individual has such knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risks of the investment, is able to bear the economic risk of such investment, and is able to afford a complete loss of such investment. UBS AG may impose more restrictive suitability standards in its sole discretion. Upon investing in a Fund, an Eligible Employee will become the beneficial owner of a limited partnership interest, share or other equity interest in that Fund.10

Each Eligible Employee will be a sophisticated investor who is highly compensated and is able to make the investment decision to purchase Interests on his or her own, and therefore will not need the protection of the regulatory safeguards of the Act intended to protect the public.

E. Terms of the Funds.

UBS AG currently anticipates establishing Funds from time to time. Interests in the Funds will be offered and sold by the Funds in reliance upon the exemption from registration under the 1933 Act contained in Section 4(a)(2) of that Act or pursuant to Regulation D under that Act. No fee of any kind will be charged in connection with the sale of Interests to the Investors.

The minimum commitment of each Investor in a Fund currently is expected to be at least $5,000. No person will be permitted to invest in a Fund unless such person is a Qualified

[10]

If a form of organization other than a limited partnership is used, the securities held by Eligible Employees will correspond to the securities typically issued by such an entity. For example, if a Fund is organized as a limited liability company, the securities held by Eligible Employees will be membership interests in that company.

Participant or a member of the UBS Group. The purchase price for the Interests in a Fund is expected to be payable by the Investors either in full at the time of subscription or on an installment program through periodic capital contributions requested by UBS AG from time to time.

Interests in the Funds will not be transferable by an Investor except with the prior written consent of UBS AG or a Fund’s General Partner and then only to Qualified Participants or to members of the UBS Group. The limited partnership agreements (or other constitutive documents) of each of the Funds will contain restrictions on transferability to such effect. Interests in the Funds are generally not expected to be redeemable at the option of an Investor (except on liquidation of a Fund), but it is possible that one or more Funds may offer Interests with certain redemption rights. With respect to certain Funds, UBS AG may have the right, but not the obligation, to repurchase or cancel the Interest of an Eligible Employee who ceases to be an employee, officer or director of any member of the UBS Group for any reason. Upon repurchase or cancellation, such Investor’s Interest will be purchased by UBS AG for cash in an amount at least equal to the lesser of (i) the amount of such Investor’s capital contributions less prior distributions from the Fund (plus interest, as determined by UBS AG) or (ii) the value of the Interest, as determined by UBS AG in good faith as of the date of termination. The terms of any repurchase or cancellation will apply equally to any Qualified Participant of an Eligible Employee. For other Funds, UBS AG may be permitted to exercise this right only under particular circumstances, such as if an employee resigns to join a competitor of the UBS Group, or not at all.

An Investor’s interest in profits and losses may increase over time at specified percentages and specified intervals or may be subject to vesting, in each case, as set forth in the documentation constituting the Fund. Such an increase in interest in profits and losses or vesting terms will be disclosed to the Investor at the time he or she is offered the right to purchase Interests in a Fund. The increase in interest or vesting schedule may be based upon the circumstances surrounding an Investor’s cessation of employment with a member of the UBS Group. An Investor who ceases to be an employee, officer or director of any member of the UBS Group in certain circumstances (e.g., to join a competitor) may suffer a diminution in, or may be required to forfeit, some or all of his or her allocable share of Fund profits attributable to any leverage provided by the UBS Group for the benefit of such Investor, as described below. The material terms of the Funds, including without limitation, the terms and conditions of any and all transfers of Interests in any Fund will be fully disclosed to each Qualified Participant and member of the UBS Group when Interests are offered to that person.

F. Fees.

The General Partner or Investment Manager of a Fund may charge the Fund an annual management fee, a flat administrative charge or an expense reimbursement. It will not charge a carried interest. In addition, any Investment Adviser to the Investment Manager may charge the Fund an advisory fee; however, such advisory fee will not be duplicative of any fees paid to the General Partner. Any management fee or administrative fee generally will be determined as a percentage of aggregate commitments, invested capital or assets under management of the Fund or will be based on the costs incurred by the General Partner or Investment Manager. Any expense reimbursement may cover out-of-pocket expenses of the General Partner or Investment Manager, including allocable portions of the salaries of UBS Group employees who work on the Funds’ affairs. Directors or officers of the General Partner or Investment Manager, or of any entity controlling the General Partner or Investment Manager, may also be compensated for their services to the General Partner or Investment Manager, including reimbursement for out-of-pocket expenses incurred during the course of conducting the business of the Fund. A Fund will not pay both a fee to the General Partner of the Fund and a fee to the Investment Manager of the Fund for providing the same services or bearing the same expenses.

If a Fund becomes a limited partner or otherwise holds an interest in an investment fund organized or managed by the UBS Group or a UBS Capital entity in which unaffiliated third parties also are limited partners or otherwise hold interests (a “Client Fund”), the Fund may be obligated to pay a pro rata share of any fees (including carried interest) charged to the unaffiliated limited partners or interest holders of such Client Fund. Investors organized or managed by the UBS Group that co-invest on a pari passu basis with a Client Fund are referred to herein as “Co-Investors.” A Fund may also invest in funds managed or advised by an Outside Investment Adviser (or may otherwise place assets for management with an Outside Investment Adviser) which may be entitled to fees (including carried interest) from the Fund. In all such cases, the Fund will enter into commercially reasonable arm’s length arrangements with respect to the payment of the fees and the potential for payment of any such management fees or carried interest will be fully described in the applicable offering documents.

G. The General Partner.

Management of each Fund will be vested exclusively in its General Partner. The General Partner of each Fund may delegate all investment decisions for the Fund to the Investment Manager. The Investment Manager will be staffed with investment professionals who have the professional skills to manage investments made by a Fund. The General Partner of each Fund may delegate certain other responsibilities to a member of the UBS Group.

A General Partner and/or Investment Manager will register as an investment adviser if required under applicable law. The determination as to whether a General Partner or Investment Manager is required to register under the Advisers Act shall be made by UBS AG; no relief in respect of such determination is requested herein.

Members of the UBS Group may make substantial investments in the Funds.

Organizational expenses incurred in the establishment of a Fund will be borne by the General Partner of that Fund or other members of the UBS Group or the Fund.

H. Investments and Operations.

Each of the Funds will operate as a closed-end management investment company as defined in Section 5(b) of the Act and may be diversified or non-diversified. The investment objective and policies of the Funds may vary from Fund to Fund. The specific investment objectives and strategies for a particular Fund will be set forth in a private placement memorandum relating to the Interests offered by a Fund. In connection with an investment in a Fund, each Qualified Participant and member of the UBS Group will receive (a) the private placement memorandum, (b) form of application and (c) the limited partnership agreement (or other constitutive document) of the Fund.

Certain of the Funds may be expected to seek capital appreciation through speculative and high-risk investment primarily in securities (including, without limitation, debt, equity and convertible securities, options, warrants, guarantees and other derivative securities and partnership interests) associated with leveraged buy-outs, venture capital investments, private placements, bankrupt entities, bridge loans, real estate, special situations and other situations and may include both put and call options, warrants, futures and short sales.

A Fund will not invest more than 15% of its assets in securities issued by registered investment companies (with the exception of temporary investments in money market funds) and will not acquire any security issued by a registered investment company if immediately after such acquisition the Fund owns more than 3% of the outstanding voting stock of the registered investment company. In addition, a Fund may invest in Client Funds that are not registered under the Act by virtue of Section 3(c)(1) or Section 3(c)(7) thereof. Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund’s eligibility to invest in a Client Fund relying on section 3(c)(1) or 3(c)(7) of the Act or a Client Fund’s status under the Act.

The UBS Group advises and manages, and in the future will continue to advise and manage, the assets of other investors and pooled investment funds (directly or through various investment vehicles) that may have investment guidelines substantially the same in whole or in part as those of the Funds.

Pending investment in the type of investments described above, Fund assets may be invested by the General Partner in, among other things, cash and cash equivalents, including money market funds, U.S. Treasury securities and other fixed income securities.

Subject to the terms of the applicable limited partnership agreement (or other constitutive documents), any Fund will be permitted to enter into transactions involving (a) a UBS Group entity, (b) a Client Fund or other portfolio company, (c) any Investor or any person or entity affiliated with an Investor, or (d) any partner or other investor in any entity in which a Fund invests. These transactions may include a Fund’s purchase or sale of an investment or an interest from or to any UBS Group entity or Client Fund, acting as principal. Prior to entering into these transactions, the General Partner (or the Investment Manager, to which the General Partner may delegate this responsibility) must determine that the terms are fair to the Investors.

UBS AG, the General Partner and other affiliates of UBS AG may render services and receive fees or other compensation in connection therewith from entities in which a Fund makes an investment or competitors of such entities. Such fees or other compensation may include, without limitation, advisory fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, placement fees or other compensation from a Fund or a portfolio company in connection with a Fund’s purchase or sale of securities and compensation in the form of carried interests entitling the entity to share disproportionately in income or capital gains or similar compensation. An entity within the UBS Group also may engage in market-making activities with respect to securities of entities in which a Fund makes an investment, or competitors of such entities. Employees of an entity within the UBS Group may serve as officers or directors of such entities and receive officers’ and directors’ fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by an entity within the UBS Group generally will not be shared with the Funds.

The Funds are intended to provide substantial capital appreciation opportunities to the Investors. The profits and losses of the Funds will be determined in compliance with applicable tax rules and regulations and in accordance with the respective limited partnership agreements (or other constitutive documents) for the Funds. While the terms of each Fund will be determined by the UBS Group in its discretion, these terms will be fully disclosed to prospective Investors at the time they are invited to participate in a Fund.

The private placement memorandum, form of application or partnership agreement (or other constitutive document) furnished to each prospective Investor will set forth, among other things, the following terms as applicable: (i) the minimum and maximum amount of capital contributions that an Investor will be permitted to make to the Fund and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Fund; (ii) whether a General Partner, UBS AG, other members of the UBS Group or third parties will make any loans to the Fund and, if so, the terms of such loans; (iii) whether a General Partner, any other member of the UBS Group or any persons involved in the management and investment activities of the Fund will be entitled to receive any compensation or any carried interest from the Fund and, if so, a description of such compensation or carried interest; (iv) whether a General Partner, UBS AG or any other member of the UBS Group will make any capital contributions to the Fund and, if so, the terms of such investment; (v) the consequences to an Investor who defaults on an obligation to fund required capital contributions to a Fund (including the effect of such default on such Investor’s Interest); (vi) whether any vesting or forfeiture provisions will apply to an Investor’s Interest in a Fund and, if so, the terms of such vesting and forfeiture provisions; and (vii) whether a General Partner or any other member of the UBS Group will transfer investments to the Fund and, if so, the terms of any such transfers.

Distributions of Fund profits will be made at the times, in the amounts and in the form or forms determined by the General Partner in its sole discretion. The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s capital commitments. Securities being distributed in kind will be valued at fair market value in good faith by UBS AG or by an independent third-party appointed by UBS AG. At the discretion of the General Partner, distributions may also be made to enable the Investors to pay taxes on attributable income.

I. Annual Reports and Accounting.

Each Fund will send its Investors annual reports as soon as practicable after the end of each fiscal year, which will contain financial statements of the Fund that have been audited by independent accountants and which shall include disclosure of outstanding borrowings of the Fund during the period covered, if any. For the purposes of this application, “audit” shall have the meaning as defined in rule 1-02(d) of Regulation S-X. The annual reports will include certain additional information referred to in Section IV of this Application, The Applicants’ Conditions. In addition, as soon as practicable after the end of each tax year of a Fund, a report will be transmitted to each Investor setting out information with respect to the Investor’s share of income, gains, losses, credits and other items for United States federal income tax purposes, resulting from the operation of the Fund during that year.

J. Fund Term and Dissolution.

If a General Partner becomes bankrupt or is dissolved before the expiration of the term of a Fund, the Fund may be terminated and wound up. A Fund may also be terminated upon the occurrence of certain other events.

K. Leverage/Preferred Contributions.

Members of the UBS Group and/or unaffiliated third parties may make loans to Funds and/or to Investors in connection with their purchase of Interests, provided that a Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the Act to own outstanding securities of the Fund (other than short-term paper). Alternatively, members of the UBS Group may make preferred capital contributions to the Funds. The terms of any leverage or preferred capital contribution provided by any member of the UBS Group (or third party lender) will be described in the applicable private placement memorandum and partnership agreement (or other constitutive documents) as appropriate. The amount of any leverage or preferred capital contribution may be determined by reference to the amount of capital commitments of any particular Fund or the net asset value from time to time of the particular Fund and will depend upon a number of factors, including the nature of the underlying investments and the expected life of the Fund. Any leverage or preferred capital contributions will bear interest at a rate that will be no less favorable to a Fund or its Investors than could be obtained on an arm’s length basis.

When members of the UBS Group participate in a Fund through preferred capital contributions, it is expected they will be making substantial investments in the Fund. In these circumstances, upon the formation of a Fund or thereafter (e.g., at the times investments by a Fund are funded), the applicable members of the UBS Group would make capital contributions in amounts equal to some percentage11 of the cash contributions made by the Investors.12 The percentage or percentages to be contributed by the applicable members of the UBS Group to a Fund generally will be fixed at the time the partnership agreement (or other constitutive document) with respect to such Fund is executed. The UBS Group consequently may have a substantial financial stake in each Fund.

[11]

A General Partner and/or other applicable members of the UBS Group may, for example, contribute differing multiples of the aggregate amount contributed by Investors depending on their level of seniority within the UBS Group or other factors.

[12]

A Fund may also be leveraged on an investment-by-investment basis. In the case of investment-by-investment leverage, it is expected that, at the time a particular investment is made, the UBS Group would make a preferred capital contribution, or lend, to the Fund, or that a third party would lend to the Fund, in connection with such investment.

In connection with any leverage of the Fund or preferred capital contributions, Eligible Employees will not have any personal liability in excess of the amounts payable under their respective subscription agreements for the repayment of the loan or preferred capital contribution, including in the event that, upon liquidation of the Fund, the assets of the Fund are insufficient to permit the Fund to repay such loan or preferred capital contribution in full. Certain borrowing Funds may pledge the assets of the Fund or the amounts payable under the subscription agreements of the investors in the Fund, and, on behalf of the Investors, the interest of such investors in the Fund, as collateral for any indebtedness of, or any preferred capital contribution to, a Fund. Any loans made directly to prospective Investors in connection with their acquisition of Interests also may be made on a non-recourse basis although such direct loans could also be structured as recourse notes. Loans made directly to a prospective Investor will not allow recourse to Fund assets other than such Investor’s Interest(s).

L. Deferred Compensation.

One or more deferred compensation plans may be established in connection with the Funds. Pursuant to such plans, Eligible Employees (or some select subset thereof) would be permitted to defer compensation earned during a particular year and to elect to receive a return on such deferred compensation determined by reference to the performance of a Fund. Such Eligible Employees may also be given the opportunity to “leverage” their deferred compensation election through “borrowings” from members of the UBS Group structured in a manner similar to direct loans to Investors, as provided above.

Under such a plan, one or more members of the UBS Group may acquire Interests having a purchase price approximately equal to the aggregate amount of compensation deferred under the plan (plus any leveraged amount). The member(s) of the UBS Group would acquire such Interests at the closing of the offering of a Fund for a purchase price equal to the price paid by all other Investors. Participants in the plan would not acquire any ownership interest in the Interests purchased by the member(s) of the UBS Group; such Investors would acquire only a general obligation of such UBS Group member.

The deferred compensation plans and/or an Eligible Employee’s interest in such plans: (i) will be subject to the applicable terms and conditions of this Application;13 (ii) will only be offered to Eligible Employees who are current employees, officers or directors of the UBS Group; (iii) will have restrictions on transferability, including prohibition on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law; and (iv) will provide information to participants equivalent to that provided to investors and prospective investors in the corresponding Fund, including, without limitation, disclosure documents and audited financial information.

III. Relief Requested

Applicants request relief from all provisions of the Act except Section 9 and Sections 36 through 53, and the rules and regulations thereunder. With respect to Sections 17 and 30 of the Act, and the rules and regulations hereunder, and Rule 38a-1 under the Act, the requested exemption is limited as set forth in the application. On the basis of the foregoing facts, Applicants submit that the relief it is requesting is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the following reasons:

A. Status as Employees’ Securities Companies.

Each Fund will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the Act. Section 2(a)(13) defines an employees’ security company, in relevant part, as any investment company all of whose securities are beneficially owned (a) by current or

[13]

For purposes of this Application, a Fund will be deemed to be formed with respect to each deferred compensation plan and each reference to “Fund”, “capital contribution”, “General Partner”, “Investor”, “loans” or “leverage” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, the UBS Group, a participant of the deferred compensation plan, notional loans or leverage and participation rights in the deferred compensation plan, respectively.

former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b). Under Section 6(b) of the Act, the SEC is required, upon application, to exempt an employees’ securities company, if and to the extent that the exemption is consistent with the protection of investors. The SEC, in determining the provisions of the Act and the rules and regulations thereunder to which an order of exemption covering an employees’ securities company should apply, is required by Section 6(b) to give due weight to, among other things: the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company. The SEC’s giving due weight to these factors should result in the SEC’s granting the requested relief and approval. The Applicant notes specifically with respect to the operation of the Funds that: all of the directors of each General Partner or of each entity controlling such General Partner will be employees of members of the UBS Group, and, with respect to the General Partner of a Fund, a majority of whom will be Eligible Employees; all persons purchasing Interests in any Fund will be Qualified Participants or members of the UBS Group; Interests will be sold without a sales load; the General Partner, UBS AG or other members of the UBS Group may make contributions to the capital of the Funds; and the Funds will afford Eligible Employees with the opportunity to achieve a more diversified investment portfolio than they otherwise would be able to achieve or to participate in investments that usually would not be offered to them as investors or that might be beyond their individual means.

Section 7 of the Act generally prohibits an investment company that is not registered under Section 8 of the Act from selling or redeeming its securities. Section 6(e) provides that, in connection with any order exempting an investment company from any provision of Section 7, certain provisions of the Act, as specified by the SEC, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act.

B. Community of Economic Interest.

The Applicants assert that the protections afforded by the Act are generally unnecessary in the context of the Funds in view of: the community of economic and other interests among the Investors of the Funds; the investment of the UBS Group in the Funds; and the concern of the UBS Group with the morale of its employees and its ability to attract and retain highly qualified personnel. The Applicants also note that the Funds’ proposed investment operations were generally conceived and will be organized by persons who may be investing, or who are eligible to invest, in the Funds and that investment in the Funds will not be promoted by persons outside the UBS Group seeking to profit from fees for investment advice or for distributing securities. Thus, the Applicants assert, the possibility that the abuses with which the Act was intended to deal are unlikely to be present in connection with the operation of the Funds.

C. Burdens of Compliance.

The Applicants maintain that the SEC’s requirement that the Funds comply with the various provisions of the Act would present the Funds with unnecessary burdens. The operation of the Funds is not likely to result in the abuses designed to be remedied by the Act. In addition, the Applicants note that the partnership agreements (or other constitutive documents) of the Funds will provide substantial protection to investors by (i) containing specific requirements with respect to matters such as valuations and access of Investors to reports and (ii) restricting a General Partner’s authority in a number of respects including limiting its ability to make certain amendments to the limited partnership agreements.

D. Character of Investors.

To be eligible to invest in any of the Funds, an Eligible Employee must be either (i) an Accredited Investor or (ii) an Other Investor. No more than 35 Other Investors will be allowed to purchase Interests. For a Qualified Family Member to invest in any of the Funds, he or she must be an Accredited Investor. An Eligible Employee or a Qualified Family Member may purchase an Interest through a Qualified Investment Vehicle only if either (a) such investment vehicle is an “accredited investor”, as defined in Rule 501(a) of Regulation D under the 1933 Act, or (b) such Eligible Employee or Qualified Family Member is a settlor and principal investment decision-maker with respect to such investment vehicle. In addition, a General Partner must reasonably believe, prior to offering an Interest to an Eligible Employee, that such individual has such knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risk of the investment, is able to bear the economic risk of such investment, and is able to afford a complete loss of such investment. The Applicant submits that the potential investors in the Funds, whether investing directly or on behalf of Qualified Family Members or Qualified Investment Vehicles, as well-educated, successful, highly sophisticated professionals, do not require the protections afforded by the Act.

WHEREFORE, the Applicants respectfully request an order of the SEC pursuant to Sections 6(b) and 6(e) of the Act exempting the Funds from all provisions of the Act except Section 9 and Sections 36 through 53, and the rules and regulations thereunder. With respect to Sections 17 and 30 of the Act, and the rules and regulations thereunder, and Rule 38a-1 under the Act, the requested exemption would be limited as set forth below.

E. Specific Relief.

The specific exemptions and approval the Applicant seeks from the provisions of Section 17(a), Section 17(d), Section 17(e), Section 17(f), Section 17(g), Section 17(j) and Section 30 of the Act and Rule 38a-1 under the Act are as follows:

1. Section 17(a)

Section 17(a) of the Act generally prohibits certain entities affiliated with an investment company registered under the Act, when acting as principal, from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company. Among the entities precluded from dealing as principal with a registered investment company under Section 17(a) are (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

The Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit: (a) a member of the UBS Group or a Client Fund, acting as principal, to engage in any transaction directly or indirectly with any Fund or any entity controlled by such Fund; (b) a Fund to invest in or engage in any transaction with any entity, acting as principal (i) in which such Fund, any company controlled by such Fund or any entity within the UBS Group or a Client Fund has invested or will invest or (ii) with which such Fund, any company controlled by such Fund or any entity within the UBS Group or a Client Fund is or will otherwise become affiliated; and (c) a partner or other investor in any entity in which a Fund invests, acting as principal, to engage in transactions directly or indirectly with the related Fund or any company controlled by such Fund.

The Applicants submit that the exemptions that it is seeking from Section 17(a) of the Act are consistent with the purposes of the Funds and the protection of investors. The Investors of a Fund will be informed in the related private placement memorandum of the possible extent of the Fund’s dealings with the UBS Group and of the potential conflicts of interest that may exist. The Applicants assert that, moreover, the community of interest among the Investors and the UBS Group will serve to reduce the risk of abuse in transactions involving a Fund and the UBS Group. The requested relief will not extend to any transactions between a Fund and an Outside Investment Adviser or an affiliated person of such an Outside Investment Adviser, or between a Fund and any person who is not a member of the UBS Group or an employee, officer or director of a member of the UBS Group and is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the Act (“Advisory Person”) or any affiliated person of such person.

2. Section 17(d)

Section 17(d) of the Act and Rule 17d-1 promulgated under Section 17(d), in the absence of approval granted by the SEC, preclude any affiliated person of an investment company registered under the Act, or any affiliated person of an affiliated person of the company, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise, or other joint arrangement, in which the company is a participant. The Applicants request approval under Section 17(d) and Rule 17d-1 to the extent necessary to permit a Fund or an entity controlled by a Fund to engage in any transactions in which an “affiliated person” (as defined in the Act) of the Fund or an “affiliated person” of such person is a participant. The approval requested would permit, among other things, co-investments by the Fund, a General Partner, UBS AG, the Client Funds, Co-Investors, and the individual employees, officers or directors thereof making their own individual investment decisions. The relief requested under Rule 17d-1 will not extend to any transaction in which an Outside Investment Manager or an Advisory Person or an affiliated person of either has an interest. To the extent that any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) and Rule 17d-1, such transactions are incorporated hereunder and approval in respect of such section and rule is also requested. The Applicants assert that strict compliance with Section 17(d) could in many instances force a Fund to refrain from making an attractive investment simply because an affiliate of the Fund has made, or is contemplating making, the same investment.

The Applicants submit that the Section 17(d) and Rule 17d-1 approval it is seeking is consistent with the Section’s objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from or less advantageous than that of the affiliate.

The Applicants note that, in light of the UBS Group’s intention to establish the Funds so as to reward Eligible Employees and to attract and retain highly qualified personnel to the UBS Group, the possibility is minimal that an affiliated person or an affiliated person of an affiliated person will enter into a transaction with a Fund with the intent of disadvantaging the Fund. The Applicants also point out that the possibility that a Client Fund or Co-Investor would enter into a transaction involving a Fund so as to disadvantage the Fund is also minimized by the UBS Group’s making contributions to the capital of the Funds. UBS AG will have a strong economic disincentive against permitting a Fund to engage in unfavorable joint transactions since the General Partner, which will be a member of the UBS Group, will be liable to the extent a Fund’s losses exceed its assets. Further, a majority of the directors, if any, of a General Partner or Investment Manager or of the entity controlling a General Partner or Investment Manager responsible for making investment decisions for a Fund may themselves directly or indirectly invest in the Fund and thus would have no reason to place the Fund at a disadvantage.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected in situations where Condition 3 of Section IV does not apply. A Fund may co-invest with an investment fund or separate account, organized for the benefit of investors who are not affiliated with the UBS Group, over which a member of the UBS Group exercises investment discretion (a “Third Party Fund”). In structuring a Third Party Fund, it is common for unaffiliated investors of such fund to require that the UBS Group invest its own capital in fund investments, either through the fund or on a side-by-side basis, and that such UBS Group investment be subject to substantially the same terms as those applicable to the fund’s investments. It is important to the UBS Group that the interests of the Third Party Fund take priority over the interests of the Funds, and that the activities of the Third Party Fund not be burdened or otherwise affected by activities of the Funds. If Condition 3 of Section IV were to apply to the UBS Group’s investment in these situations, the effect of such a requirement would be to indirectly burden the

Third Party Fund with the requirements of Condition 3 of Section IV. In addition, the relationship of a Fund to a Third Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to the UBS Group. The focus of, and the rationale for, the protections contained in Condition 3 of Section IV are to protect the Funds from any overreaching by the UBS Group in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors of a Third Party Fund.

In addition, the Applicants submit that it is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with the UBS Group, the UBS Group’s large capital resources, and its experience in structuring complex transactions. The Applicants also submit that the types of investment opportunities considered by a Fund often require each investor to make funds available in an amount that may be substantially greater than that which, a Fund may make available on its own. The Applicants contend that, as a result, the only way in which a Fund may be able to participate in these opportunities may be to co-invest with other persons, including its affiliates. The Applicants note that each Fund will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with the UBS Group and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with the UBS Group are prohibited, the appeal of the Funds would be significantly diminished. Applicants acknowledge that any transaction subject to Section 17(d) of the Act for which an order has not been issued, pursuant to this Application or otherwise, would require specific approval by the SEC.

3. Section 17(e)

Section 17(e) of the Act and Rule 17e-1 under the Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.

The Applicants request an exemption from the provisions of Section 17(e) to the extent necessary to permit members of the UBS Group (including any General Partner) or a UBS Capital entity, acting as agent or broker, to receive placement fees, financial advisory fees or other compensation in connection with the purchase or sale by a Fund of securities, subject to the requirement that such placement fees, financial advisory fees or other compensation can be deemed “usual and customary” in the manner described below. For purposes of this Application, the UBS Group or UBS Capital entity will be permitted to charge such fees or otherwise receive such compensation in a transaction, and such fees or other compensation will be deemed “usual and customary,” only if (i) the Fund is purchasing or selling securities alongside unaffiliated third parties who are also similarly purchasing or selling securities, (ii) any fees or other compensation that are being charged to the Fund are also being charged to the unaffiliated third parties, and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and unaffiliated third parties.

Compliance with Section 17(e) could prevent a Fund from participating in a transaction in which a member of the UBS Group or a UBS Capital entity does not, for other business reasons, wish a Fund to be treated in a more favorable manner (in terms of lower fees) than unaffiliated third parties also participating in the transaction. Rule 17e-1(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each Fund to comply with the fund governance standards defined in Rule 01-(a)(7) under the Act (the “Fund Governance Standards”). The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) fees or other compensation paid to members of the UBS Group are the same as those negotiated at arm’s length with unaffiliated third parties, and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.

The Applicants also request an exemption from Rule 17e-1 to the extent necessary to permit each Fund to comply with Rule 17e-1 without the necessity of having a majority of the directors of a General Partner who are not “interested persons” take such actions and make such approvals as are set forth in paragraph (b) of the rule and without having to satisfy the Fund Governance Standards as required by paragraph (c) of the rule. Since all directors of a General Partner will be affiliated persons, without the relief requested, a Fund could not comply with Rule 17e-1. Specifically, each Fund will comply with Rule 17e-1 by having a majority of the directors of a General Partner take such actions and make such approvals as are set forth in Rule 17e-1. Each Fund will otherwise comply with the requirements of Rule 17e-1.

4. Section 17(f)

Section 17(f) designates the entities that may act as investment company custodians, and Rule 17f-1 imposes certain requirements when the custodian is a member of a national securities exchange. An exemption is requested from Section 17(f) of the Act and paragraphs (a), (b)(4) and (c) of Rule 17f-1 to the extent necessary to permit a member of the UBS Group to act as custodian without a written contract. Since there is such a close association between the Funds and the UBS Group, requiring a detailed written contract would expose the Funds to unnecessary burden and expense where none is necessary. Furthermore, any funds or securities of the Funds held by UBS Securities LLC, UBS Financial Services, Inc. and certain other members of the UBS Group will have the protection accorded by the applicable regulatory provisions of the 1934 Act including the fidelity bonding provisions. Consequently, it does not appear that a written contract is necessary.

The Applicants will comply with paragraphs (b)(1), (b)(2) and (b)(3) of Rule 17f-1. The Applicants request relief from paragraph (b)(4) of Rule 17f-1 to permit the Funds to enter into the arrangement discussed below without periodic verifications. Given the community of interest of all the parties involved, the commitment of the Funds to supply Investors with annual audited financial reports and the protections and procedures described below, the Applicants submit that the burden of complying with such a requirement is unwarranted. The Applicants will comply with paragraphs (b)(5) and (b)(6) of Rule 17f-1.

The Applicants request relief from paragraph (c) of Rule 17f-1. The Applicants believe that the transmission to the SEC of a copy of any contract executed thereunder is unnecessary because of the community of interest of all the parties involved. Instead, any such records will be maintained for the life of a Fund and at least six years thereafter, and will be subject to examination by the SEC and its staff. Each Fund will maintain all such records in an easily accessible place for at least the first two years.

The Applicants will comply with paragraph (d) of Rule 17f-1, provided that ratification by a General Partner of any Fund will be deemed ratification by a majority of the board of directors of that General Partner.

5. Section 17(g)

Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 also requires that a majority of directors who are not interested persons take certain actions and give certain approvals related to fidelity bonding. Paragraph (g) of Rule 17g-1 set forth certain materials to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of an investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g) of the Rule. Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the Act. Paragraph (j)(3) of Rule 17g-1 provides that an investment company must comply with certain fund governance requirements.

Applicants request an exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the directors of the Funds who are not interested persons of the respective Fund take certain actions and make certain approvals concerning bonding and request instead that the actions and approvals be taken by the General Partner, regardless of whether they are deemed to be interested persons of the Funds. Applicants request relief to the extent necessary to permit the General Partner’s officers and directors, who may be deemed to be interested person, to take the actions and make the determinations set forth in the rule. The Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Funds comply with the Fund Governance Standards. Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds. The Applicants state that, because all the directors of a General Partner will be affiliated persons, a Fund could not comply with Rule 17g-1 without the requested relief. The Applicants also state that each Fund will comply with all other requirements of Rule 17g-1.

6. Section 17(j)

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Exemption is requested from the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b) thereof, because they are burdensome and unnecessary and because exemption is consistent with the policy of the Act. The community of interests among the Investors in the Funds and the conditions described below in connection with the exemptions requested from Section 17(a) and (d) should provide adequate safeguards. The Applicants do not seek an exemption from, and the Funds will comply with, the antifraud provisions of paragraph (b) of Rule 17j-1. The relief requested from Section 17(j) is requested only with respect to entities within UBS Group, and not with respect to any Outside Investment Adviser or Advisory Person.

7. Section 30

The Applicants request an exemption from the requirements in Sections 30(a), 30(b) and 30(e), and the rules under those sections, that registered investment companies prepare and file with the SEC and mail to their shareholders certain periodic reports and financial statements. The Applicants contend that the forms prescribed by the SEC for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Investors. The Applicants request exemptive relief to the extent necessary to permit each Fund to report annually to its Investors.

The Applicants also request an exemption from Section 30(h) to the extent necessary to exempt a General Partner of each Fund and any other person who may be deemed to be a member of an advisory board of a Fund from filing Forms 3, 4, and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in a Fund. The Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome for those required to make them.

8. Rule 38a-1

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws, appoint a chief compliance officer and maintain certain records. The Funds will comply with Sections (a)(1), (a)(2), (a)(3) and (a)(4), as well as Sections (c) and (d) of Rule 38a-1, with the exception that (i) the board of directors of the General Partner of each Fund will fulfill the responsibilities assigned to the Fund’s board of directors under the rule, (ii) because the board of directors of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (iii) because the board of directors of the General Partner does not have any disinterested members, the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the board of directors of the General Partner as constituted. The Applicants request an exemption from the other requirements of the Rule. In view of the community of interest between the Funds and the General Partners and Investment Managers, Applicants assert that there is no significant benefits to be gained from imposing the costs of compliance with the other aspects of the Rule on the Funds.

IV. The Applicant’s Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Each proposed transaction to which a Fund is a party otherwise prohibited by Section 17(a) or Section 17(d) of the Act and Rule 17d-1 thereunder (the “Section 17 Transactions”) will be effected only if a General Partner determines that:

(a)	the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Investors and do not involve overreaching of the Fund or its Investors on the part of any person concerned; and

(b)	the transaction is consistent with the interests of the Investors, the Fund’s organizational documents and the Fund’s reports to its Investors.

In addition, the General Partner of each Fund will record and preserve a description of all Section 17 Transactions, its findings, the information or materials upon which its findings are based and the basis therefor. All such records will be maintained for the life of the Funds and at least six years thereafter, and will be subject to examination by the SEC and its staff. Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

2. In connection with the Section 17 Transactions, the General Partner of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, before the consummation of any such transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Funds, or any affiliated person of an affiliated person, promoter or principal underwriter.

3. The General Partner of a Fund will not invest the funds of the Fund in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives a General Partner sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor. The term “Affiliated Co-Investor” with respect to a Fund means: (a) an affiliated person, as such term is defined in Section 2(a)(3) of the Act, of the Fund (other than a Third Party Fund or a person that is an affiliated person of the Fund solely because of Section 2(a)(3)(B) of the Act); (b) the UBS Group; (c) an officer or director of a member of the UBS Group; or (d) an entity (other than a Third Party Fund) in which a member of the UBS Group acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent;

(b) to immediate family members of the Affiliated Co-Investor or a trust established for any Affiliated Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the 1934 Act, (ii) national market system securities pursuant to Section 11A(a)(2) of the 1934 Act and Rule 11A(a)(2)-1 thereunder, (iii) government securities as defined in Section 2(a)(16) of the Act, or (iv) when the investment is comprised of securities that are listed on, or traded on, any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system.

4. Each Fund and its General Partner will maintain and preserve, for the life of each such Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Investors, and each annual report of such Fund required to be sent to the Investors, and agree that all such records will be subject to examination by the SEC and its staff. Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

5. The General Partner of each Fund will send to each Investor who had an interest in the Fund, at any time during the fiscal year then ended, Fund financial statements that have been audited by independent accountants. At the end of each fiscal year, the General Partner of each Fund will make a valuation or have a valuation made of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 90 days after the end of each fiscal year of each of the Funds or as soon as practicable thereafter, the General Partner of each Fund shall send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of his or her federal and state income tax returns and a report of the investment activities of the Fund during such year.

6. If purchases or sales are made by a Fund from or to an entity that is affiliated with the Fund solely by reason of a partner or employee of the UBS Group (a) serving as officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in such entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V. Precedents.

The SEC has granted relief substantially similar to the relief requested in the Application. See ML Taurus, Inc. (Release No. IC-24790 (Dec. 2000)); DRW Venture Partners LP (Release No. IC-25404 (January 2002); and Greenwich Street Employees Fund, L.P. (Release No. IC-25367 (January 2002)).

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the cover page of this Application. The Applicants further state that all written communications concerning this Application should be directed to the addressees set forth on the cover page. The Applicants request that the SEC issue the requested orders pursuant to Rule 0-5 under the Act without a hearing being held.

The description of the authorization required by Rule 0-2(c)(1) and the verification required by Rule 0-2(d) under the Act are attached hereto.

For the foregoing reasons, the Applicant requests that the SEC enter an order pursuant to Sections 6(b) and 6(e) of the Act granting Applicant the relief sought by this Application.

UBS AG

By:	/s/ Lynn Atkins
Name: Lynn Atkins
Title: Executive Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

UBS IB CO-INVESTMENT 2001 LIMITED PARTNERSHIP

By: UBS IB Co-Investment 2001 GP Limited, its General Partner

By:	/s/ Monette Windsor
Name: Monette Windsor
Title: Director

By:	/s/ Jarard Blake
Name: Jarard Blake
Title: Director

UBS IB CO-INVESTMENT 2001 (NO. 1) FEEDER L.P.

By: UBS IB Co-Investment 2001 GP Limited, its General Partner

By:	/s/ Monette Windsor
Name: Monette Windsor
Title: Director

By:	/s/ Jarard Blake
Name: Jarard Blake
Title: Director

Dated: January 22, 2014

STATE OF CONNECTICUT	)
: SS.:
COUNTY OF FAIRFIELD	)

The undersigned, Lynn Atkins, being duly sworn, deposes and says that she has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS AG, that she is an Executive Director of UBS AG; and that all action by UBS AG necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lynn Atkins
Name: Lynn Atkins
Title: Executive Director

Subscribed and sworn to before
me a Notary Public this 21st day
of January, 2014

/s/ Judit Matuz
(Notarial Seal)

STATE OF CONNECTICUT	)
: SS.:
COUNTY OF FAIRFIELD	)

The undersigned, Sarah Starkweather, being duly sworn, deposes and says that she has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS AG, that she is a Director of UBS AG; and that all action by UBS AG necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Subscribed and sworn to before
me a Notary Public this 21st day
of January, 2014

/s/ Judit Matuz
(Notarial Seal)

GEORGE TOWN	)

GRAND CAYMAN	)	: SS.:

CAYMAN ISLANDS	)

The undersigned, Monette Windsor, being duly sworn, deposes and says that she has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS IB Co-Investment 2001 GP Limited, as General Partner of UBS IB Co-Investment 2001 Limited Partnership, that she is a Director of UBS IB Co-Investment 2001 GP Limited; and that all action by UBS IB Co-Investment 2001 GP Limited necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Monette Windsor
Name: Monette Windsor
Title: Director

Subscribed and sworn to before
me a Notary Public this 7th day
of January, 2014

/s/ Andrea Williams
(Notarial Seal)

GEORGE TOWN	)

GRAND CAYMAN	)	: SS.:

CAYMAN ISLANDS	)

The undersigned, Jarard Blake, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS IB Co-Investment 2001 GP Limited, as General Partner of UBS IB Co-Investment 2001 GP Limited Partnership, that he is a Director of UBS IB Co-Investment 2001 GP Limited; and that all action by UBS IB Co-Investment 2001 GP Limited necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jarard Blake
Name: Jarard Blake
Title: Director

Subscribed and sworn to before
me a Notary Public this 7th day
of January, 2014

/s/ Andrea Williams
(Notarial Seal)

GEORGE TOWN	)

GRAND CAYMAN	)	: SS.:

CAYMAN ISLANDS	)

The undersigned, Monette Windsor, being duly sworn, deposes and says that she has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS IB Co-Investment 2001 GP Limited, as General Partner of UBS IB Co-Investment 2001 (No. 1) Feeder L.P., that she is a Director of UBS IB Co-Investment 2001 GP Limited; and that all action by UBS IB Co-Investment 2001 GP Limited necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Monette Windsor
Name: Monette Windsor
Title: Director

Subscribed and sworn to before
me a Notary Public this 7th day
of January, 2014

/s/ Andrea Williams
(Notarial Seal)

GEORGE TOWN	)

GRAND CAYMAN	)	: SS.:

CAYMAN ISLANDS	)

The undersigned, Jarard Blake, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for UBS IB Co-Investment 2001 GP Limited, as General Partner of UBS IB Co-Investment 2001 (No. 1) Feeder L.P., that he is a Director of UBS IB Co-Investment 2001 GP Limited; and that all action by UBS IB Co-Investment 2001 GP Limited necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jarard Blake
Name: Jarard Blake
Title: Director

Subscribed and sworn to before
me a Notary Public this 7th day
of January, 2014

/s/ Andrea Williams
(Notarial Seal)

Authorization

Article 24 of the organization regulations of UBS AG provides, in relevant part, as follows:

24. Authority to Sign

24.1 Any employee of UBS having one of the following ranks is authorized to sign, jointly with another authorized signatory, on behalf of UBS:.

(i) the Chairman and each of the Vice Chairmen;

(ii) each of the GEB members;

(iii) the Head Group IA and the Company Secretary;

(iv) each of the Group Managing Directors;

(v) each of the MDs, EDs and Ds or senior staff with equivalent ranks;

(vi) each of the Associate Directors (with respect to the BD Wealth Management & Swiss Bank and the Corporate Center also “Prokuristen” and “Handlungsbevollmächtigte”); and

(vii) for specified locations, each of the Authorized Officers.